Hydro One Reports Second Quarter Results

Hydro One continues to make investments needed to meet future energy needs and support economic and community growth across the province

TORONTO, August 13, 2025 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2025.
Second Quarter Highlights
•Second quarter basic earnings per share (EPS) of $0.54 compares to EPS of $0.49 for the same period in 2024.
•The change in EPS year-over-year was largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2025 transmission and distribution rates and higher energy consumption, partially offset by higher depreciation, amortization and asset removal costs and higher financing charges.
•In early June, the Government of Ontario released its first Integrated Energy Plan that outlines its strategy to meet the growth in energy demand to 2050 and proposes new transmission lines to support the growth.
•Hydro One announced 50 recipients of the Ice Storm 2025: Recovery Grant that will receive up to $10,000 each to support local recovery efforts after the widespread ice storm this past spring.
•Hydro One and the Power Workers’ Union (PWU) announced that PWU members ratified the tentative agreement reached on May 5, 2025 covering employees in front-line and customer-facing roles across the Company’s operations.
•Hydro One released its annual sustainability report highlighting its sustainability performance and continued progress toward its sustainability commitments. The report is available on Hydro One’s website (www.hydroone.com/sustainability).
•Hydro One is proud to be recognized once again by Corporate Knights on its 2025 list of the Best 50 Corporate Citizens in Canada. This marks the 10th consecutive year that Hydro One has made the list.
•Hydro One was named by Forbes in the first edition of their Canada’s Best Employers for Company Culture 2025 list. The Company was also recognized by TIME Magazine and Statista in their first edition of Canada’s Best Companies of 2025.
•The Company's capital investments and in-service additions for the quarter were $913 million and $591 million, respectively, compared to $818 million and $526 million in 2024.
•A quarterly dividend of $0.3331 per share was declared, payable on September 29, 2025.
“Ontario is growing fast. In every corner of the province, there’s an increasing need for energy to power homes, communities and businesses,” said David Lebeter, President and Chief Executive Officer, Hydro One. “Hydro One continues to make critical investments in our transmission and distribution networks to support this need and the expected growth in energy demand that will lead to a more prosperous Ontario.”

1

Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2025	2024	2025	2024

Revenues	2,066	2,031	4,474	4,197
Purchased power	899	940	2,119	2,036
Revenues, net of purchased power[1]	1,167	1,091	2,355	2,161
Net income attributable to common shareholders	327	292	685	585

Basic EPS	$0.54	$0.49	$1.14	$0.98
Diluted EPS	$0.54	$0.49	$1.14	$0.97

Net cash from operating activities	605	746	1,115	1,208
Capital investments	913	818	1,648	1,491
Assets placed in-service	591	526	1,014	766

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,836	20,749	21,008	20,274
Distribution: Electricity distributed to Hydro One customers (GWh)	7,231	6,970	16,555	15,583
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2025 Second Quarter Highlights
The Company reported net income attributable to common shareholders of $327 million during the quarter, compared to $292 million in the same period of 2024. This resulted in EPS of $0.54, compared to EPS of $0.49 during the same period in the prior year.
Revenues of $2,066 million for the second quarter were $35 million higher than revenues for the second quarter of 2024. Revenues, net of purchased power1 of $1,167 million for the second quarter were $76 million higher than revenues, net of purchased power1 for the second quarter of 2024. The increase is mainly attributable to higher revenues resulting from OEB-approved 2025 rates, as well as higher energy consumption.
Operation, maintenance and administration (OM&A) costs in the second quarter of 2025 were slightly higher than the prior year. Once adjusted for net income neutral items, OM&A was lower than the prior year primarily due to lower work program expenditures, including lower vegetation management expenditures, partially offset by lower insurance proceeds received in the period compared to prior year, and higher asset write-offs.
Depreciation, amortization and asset removal costs for the second quarter of 2025 were higher than the prior year mainly due to higher asset removal costs resulting from storm restoration efforts and growth in capital assets, partially offset by lower amortization of regulatory assets.
Financing charges in the second quarter of 2025 were higher than the prior year primarily as a result of an increase in long-term debt outstanding, partially offset by higher capitalized interest.
Income tax expense for the second quarter of 2025 was higher than the prior year primarily due to higher pre-tax earnings, partially offset by higher deductible timing differences.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

2

Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $913 million during the second quarter of 2025 and placed $591 million of new assets in-service.
Selected Operating Highlights
Hydro One announced 50 recipients of the Ice Storm 2025: Recovery Grant to support recovery efforts. Through the grant, 12 First Nations and 38 municipalities were selected to receive up to $10,000 in support of local recovery efforts following the widespread ice storm damage across parts of Ontario in the spring.
Hydro One and the PWU announced that PWU members ratified the tentative agreement reached on May 5, 2025. The new agreement is effective from October 1, 2025 to March 31, 2028, and combines the main and Customer Service Organization agreements into one, covering front-line and customer-facing roles. The Company and the Society of United Professionals have commenced with bargaining to renew the collective agreement covering employees in engineering, supervisory and administrative roles.
Hydro One released its annual sustainability report for 2024, outlining the Company’s recent achievements including progress on its environmental, social and governance (ESG) commitments. This marks the 10th year that Hydro One has produced a sustainability report, as part of its commitment to producing an annual sustainability update to increase the transparency and accountability of its ESG disclosures. The sustainability report is available at www.hydroone.com/sustainability.
Common Share Dividends
Following the conclusion of the second quarter, on August 12, 2025, the Company declared a quarterly cash dividend to common shareholders of $0.3331 per share to be paid on September 29, 2025 to shareholders of record on September 10, 2025.

3

Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2025	2024	2025	2024

Revenues
Transmission	622	583	1,258	1,136
Distribution	1,434	1,436	3,195	3,041
Other	10	12	21	20
Total revenues	2,066	2,031	4,474	4,197

Revenues, net of purchased power[1]
Transmission	622	583	1,258	1,136
Distribution	535	496	1,076	1,005
Other	10	12	21	20
Total revenues, net of purchased power[1]	1,167	1,091	2,355	2,161

Operation, maintenance and administration costs
Transmission	129	113	258	234
Distribution	163	182	344	362
Other	28	24	50	45
Total operation, maintenance and administration costs	320	319	652	641

Income (loss) before financing charges and income tax expense
Transmission	353	336	721	635
Distribution	226	188	464	399
Other	(20)	(15)	(34)	(31)
Total income before financing charges and income tax expense	559	509	1,151	1,003

Capital investments
Transmission	490	502	949	923
Distribution	420	314	692	563
Other	3	2	7	5
Total capital investments	913	818	1,648	1,491

Assets placed in-service
Transmission	147	290	334	354
Distribution	439	233	669	405
Other	5	3	11	7
Total assets placed in-service	591	526	1,014	766
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s second quarter 2025 unaudited consolidated financial statements and the management’s discussion and analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2024 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s second quarter 2025 results teleconference with the investment community will be held on August 13, 2025 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register-conf.media-server.com/register/BI9d1039c1dda84d3cbb773504bd4bd059) prior to the scheduled start time to access Hydro One’s second quarter 2025 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

4

Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.
Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2025	2024	2025	2024
Revenues	2,066	2,031	4,474	4,197
Less: Purchased power	899	940	2,119	2,036
Revenues, net of purchased power	1,167	1,091	2,355	2,161

5

Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: collective agreements; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems and networks, including facilitating connectivity for new load customers and generation sources, and anticipated outcomes; Integrated Energy Plan; Ice Storm 2025: Recovery Grant; expectations regarding sustainability commitments; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; completion of the Company’s acquisition of a minority interest in the East-West Tie Transmission Line; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

6

For further information, please contact:
Investors:
Wassem Khalil
Director, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

7